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:FOLEY




                                               FOLEY & LARDNER LLP
                                               ATTORNEYS AT LAW

                                               One Independent Drive, Suite 1300
               January 6, 2005                 Jacksonville, FL 32202-5017
                                               P. O. Box 240
                                               Jacksonville, FL  32201-0240
                                               904.359.2000 TEL
                                               904.359.8700 FAX
                                               www.foley.com

                                               WRITER'S DIRECT LINE
                                               904.359.8713
                                               lkelso@foley.com EMAIL

                                               CLIENT/MATTER NUMBER
                                               040521-0109
VIA EDGAR

Ms. Christina Chalk, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Regency Centers Corporation
                           Schedule TO-I/A filed January 5, 2005
                           SEC File No. 5-42731

Dear Ms. Chalk:

                  This letter is in response to our telephone conversations earlier today concerning Regency's Schedule TO-I/A filed yesterday. Contemporaneously herewith, Regency is filing Amendment No. 2 to Schedule TO in response to your comment on the new disclosures about dispute resolution.

                  As indicated in Amendment No. 2, the last paragraph under "Dispute Resolution" on page 17 of the Offer to Exchange has been amended to read in full as follows (new language is double-underscored, and deleted language is stricken through in non-EDGAR version):

                           "Claims under federal securities law may not be
                  subject to mandatory arbitration, as the Securities and Exchange Commission deems the attempt to limit judicial remedies to be against public policy and therefore unenforceable."

                  Regency is disseminating later today to all eligible participants a full copy of the Supplement filed yesterday, with the new language above substituted for the language set forth in yesterday's filing on page 17.

Securities and Exchange Commission
January 6, 2005
Page 2




                  If you have any further questions, please do not hesitate to contact me.

                                        Very truly yours,

                                        /s/ Linda Y. Kelso

                                        Linda Y. Kelso

LYK/bmj

cc:      Mr. J. Christian Leavitt
         Mr. Brian Fraser
         Ms. Jamie Fegan Conroy
         Ms. Celia Paulk